Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves LP

(Commission File No. 1-33249)

Legacy Employees,

As you may have seen in the press release filed this morning, we have announced our corporate transition from Legacy Reserves LP, an MLP, to Legacy Reserves Inc., a corporation. I am very excited about this milestone in our transition to a growth-oriented business model. Let me share our rationale for doing this transaction:

1)	This allows us to enter the more supportive C-Corp sector. Following widespread bankruptcy filings and the destruction of nearly all of the collective equity value of our upstream MLP peers, investor confidence in the upstream MLP sector has eroded. Our assets and growth development plan are no longer best suited for the yield-based MLP universe.

2)	This better aligns our corporate structure with our business model. Through our horizontal Permian development efforts, we have been transitioning our business model to reinvest our cash flow to grow our asset base.

3)	This gives our shareholders a simplified governance structure and enhanced director and officer fiduciary duties.

4)	This allows for access to lower cost of capital to fund future growth and an improved credit profile. The transition to a C-Corp should increase our access to, and lower the cost of, our capital through an expanded potential investor universe. Such improvements should enhance our ability to fund greater growth efforts and address our credit profile, including our liquidity.

While this simplifies our capital structure, I want to be clear, that this transaction does not reduce our debt outstanding. However, we believe it improves our opportunity to do just that. Because of the great work you have done growing production and cash flow, along with this transaction, we believe we will have the opportunity to complete that process. As always, we will only be able to be successful in that effort if we continue to perform well operationally.

So you may be asking the question, “what does this mean to me?” If the transaction is completed, you will no longer work for an MLP; you will work for a corporation like most of our Permian peers in Midland, as well as the companies located in East Texas and the Rockies. Any Legacy units you own will be converted on a one-to-one basis to shares of common stock and any preferred units you own will be converted to shares of common stock at specified ratios slightly less than two-for-one. Any outstanding LTIP you may have will vest upon closing of the transaction. Other than that, it will be business as usual.

You may be asked questions around town about this transaction or even from the media. Please forward all inquiries to Leigh Ann North at (432) 689-5220 or via email at lnorth@legacylp.com.

On behalf of Legacy’s Board and entire management team, I thank you for your hard work, dedication, and the results that you have delivered. We are very excited about this crucial step as well as the steps to come!

Paul

Paul T. Horne

Chairman and CEO

Additional Information and Where to Find It

This communication relates to the proposed corporate reorganization between the Legacy Reserves LP (the “Partnership”) and Legacy Reserves Inc. (“New Legacy”) (the “Transaction”). The Transaction will be submitted to the Partnership’s unitholders for their consideration and approval. In connection with the Transaction, Legacy and New Legacy will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of the Partnership and a prospectus of New Legacy (the “proxy statement/prospectus”). In connection with the Transaction, the Partnership plans to mail the definitive proxy statement/prospectus to its unitholders.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP AND NEW LEGACY, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A free copy of the proxy statement/prospectus and other filings containing information about the Partnership and New Legacy may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Partnership and New Legacy may be obtained free of charge by directing such request to: Legacy Reserves LP, Attention: Investor Relations, at 303 W. Wall, Suite 1800, Midland, Texas 79701 or emailing IR@legacylp.com or calling 855-534-5200. These documents may also be obtained for free from the Partnership’s investor relations website at https://www.legacylp.com/investor-relations.

Participants in Solicitation Relating to the Transaction

The Partnership and its general partner’s directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the Partnership’s unitholders in respect of the Transaction that will be described in the proxy statement/prospectus. Information regarding the directors and executive officers of the Partnership’s general partner is contained in the Partnership’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 10, 2017 and its Current Report on Form 8-K filed with the SEC on February 21, 2018.

A more complete description will be available in the registration statement and the proxy statement/prospectus.

Cautionary Statement Relevant to Forward-Looking Information

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the Transaction to the Partnership and its unitholders, the anticipated completion of the Transaction or the timing thereof, the expected future growth, dividends, distributions of the reorganized company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of the Partnership, which could cause results to differ materially from those expected by management of the Partnership. Such risks and uncertainties include, but are not limited to, realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in the Partnership’s filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, the Partnership undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.